Beckstead and Watts, LLP
Certified Public Accountants

2425 W Horizon Ridge Parkway
Henderson, NV 89052
702.257.1984 tel
702.362.0540 fax

December 14, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for Internet Acquisition Group, Inc. (the *"Company"*) and reported on the financial statements of the Company for the period from January 16, 2004 (inception) to April 30, 2004. On April 27, 2005, we were notified that we were dismissed by the Company as principal accountants. We have read the Company's statements included under Changed in and Disagreements with Accountants on Accounting and Financial Disclosure of its Form SB-2/A dated December 14, 2005, and we agree with such statements except that we cannot confirm or deny that the appointment of Jaspers + Hall, PC was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

Beckstead and Watts, LLP

Beckstead and Watts, LLP